[Canada Southern Petroleum Ltd]

May 16th, 2006

Dear Canada Southern Petroleum Shareholder:

As you are likely aware, Petro-Canada, through its wholly owned subsidiary Nosara Holdings Ltd, has launched an unsolicited takeover offer for all of the outstanding common shares of Canada Southern Petroleum Ltd.  By now you may already have received a copy of the Petro-Canada offer in the mail or from your broker.

As announced on May 15th, your Board of Directors, in consultation with its financial and legal advisors, will carefully consider and evaluate the Petro-Canada offer. The Board will then make a formal recommendation to shareholders on or before May 26th, 2006 by way of a directors’ circular and the related Solicitation/Recommendation Statement on Schedule 14D-9.

The Board of Directors of Canada Southern Petroleum advises shareholders not to take any action with respect to the Petro-Canada offer until the Board has completed its evaluation and communicated it views to shareholders.

Yours truly,

“Richard C. McGinity”

Richard C. McGinity

Chairman of the Board

Canada Southern Petroleum Ltd.